

January 20, 2012

<u>Via E-mail</u>
Richard Fokker
Chief Financial Officer
Acem Holdings, Inc.
2 Corporate Drive, Suite 234
Shelton, CT 06484

> **Re: Acem Holdings, Inc.**
> **Form 8-K**
> **Filed January 11, 2012**
> **File No. 33-55254-36**

Dear Mr. Fokker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note the disclosure in your Form 8-K filed on January 11, 2012 that, in connection with your agreement to acquire ACEM Holding AG, you agreed to spin off your subsidiary and transfer all other existing assets and operations of EMed. Please provide us with your analysis as to:

- how you evaluated the acquisition of ACEM Holdings AG and spin-off of your subsidiary and transfer of all other assets and operations in determining whether you were required to provide the disclosures set forth in Item 2.01(f) of Form 8-K.

- why you believe you do not have to register the spinoff under the Securities Act. Please consider Staff Legal Bulletin No.4 dated September 16, 1997.

2.   Please provide us your analysis of the extent to which you have not complied with your reporting obligations under the Exchange Act. Include in your response an analysis of the applicability of the automatic suspension of the duty to file reports provided by

Section 15(d) of the Exchange Act. Also, identify in your response any required reports that you have not filed, and tell us when you plan to file those reports.

3.   If you do not have any securities registered under Section 12 of the Exchange Act, please disclose this fact prominently, or tell us why you do not believe that this disclosure is appropriate. If you believe you do have securities registered under Section 12, please provide us support for your conclusion, including the specific date and file number of the applicable Exchange Act registration statement.

4.   Please confirm the accuracy of the address you provided as your principal executive offices on the facing page of your Form 8-K filed on January 11, 2012. We note that that the address you provided appears to be the address of a law firm.

5.   Refer to the number of shares that you disclose that you issued in the acquisition transaction. Please provide us a clear analysis of why you believe you had sufficient authorized shares to complete the transaction. It is unclear why the statute that you cited in your Form 8-K filed December 15, 2011 is relevant given that the change that you made to the number of authorized shares does not appear to correspond to the change that you made to the number of issued and outstanding shares. Cite with specificity any interpretive authority on which you rely.

Signatures

6.   Please revise the Signatures page to include the text required by Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jerry Gruenbaum, Esq.